                                 EXHIBIT 22 (a)

                                  SUBSIDIARIES

                                       OF

                         MINUTEMAN INTERNATIONAL, INC.



Multi-Clean Division of Minuteman International, Inc.
600 Cardigan Road
Shoreview, Minnesota  55126


Minuteman Canada, Inc.
84 E. Brunswick Boulevard
Dollard des Ormeaux
Quebec H9B 2C5  Canada


Minuteman International Foreign Sales Corporation
c/o Ernst & Young Services, Ltd.
P.O. Box 261 Bay Street
Bridgetown, Barbados

                           PROTOCOL OF UNDERSTANDING


This document is intended to set forth the mutual understanding between Hako-Werke GmbH & Co. and Hako Minuteman, Inc. (The "Companies") concerning the distribution and sales of their respective products in the future. As used herein, one Company's "Products" is intended to mean all machines or other products including, in the case of Hako Minuteman, its chemical products, which each party sell through its distribution channels.

   1. The matters set out in this memorandum shall be effective as of March 1, 1994, and shall remain in effect until the two Companies agree to change it by written agreement of their respective Chief Executive Officers.

   2. This protocol modifies the Trademark Agreement of February 9th, 1987, as indicated below; and it replaces all other previous agreements, memos, or understandings on the topics covered, including the General Agreement on Marketing Cooperation dated March 4, 1987. The Warranty Agreement as of February 15, 1992 (Exhibit A) and the Agreement on Direct Deliveries from Hako Minuteman dated February 18, 1993 (Exhibit B) remain unchanged with the exception of the initialed and lined out portion on Exhibit B.

   3. Both Companies desire to increase their respective sales and distribution through mutual assistance and cooperation, but in realization that each Company should have control over the sales and distribution of its own Products. Toward that end, each Company will hereafter be free to market and distribute its Products throughout the World. However, Hako Minuteman agrees to sign an Exclusive Distributor Contract with Hako Australia to run for a minimum period of two years and will supply on a non-exclusive basis Hako Japan with products and kits for components under the brand names Minuteman and Multi-Clean for at least two years.

   4. The parties agree to continue their cooperation in (i) providing the other Company with "kits" (i.e., subassemblies or parts forming a subassembly), and (ii) selling Products to the other Company in accordance with present practices.

   5. Both Companies are responsible for servicing, warranty, liabilities and supply of spare parts for all sales undertaken by the respective Company. Both Companies will assist the other Company according to good business practices and legal obligations in complying with this responsibility.

   6. The Companies agree to implement before May 1, 1994, a mutually satisfactory policy on return of overstocked parts to the originating Company (e.g., Exhibit C).

   7. Hako Minuteman will not use the term "HAKO" as a trademark on any Product intended for sale in any country.

   8. Hako Minuteman will discontinue the use of the trademark "HAKO" on its products within six months. However, Hako Minuteman will continue to use its corporate name on nameplates for its Products until it changes its name.

   9. Hako Minuteman will eliminate "HAKO" from its corporate name by December 31, 1995.

  10. Hako-Werke agrees not to export its products bearing the trademark "HAKO" into North America before April 30, 1996.

  11. The parties agree to respect each others' trademarks and trade dress, and to cooperate with the other party in maintaining and preserving their trademarks, trade dress and corporate identification. Any instance of actual confusion or misconception on the part of any dealer or customer will be reported to the other Company, and the Companies agree to cooperate in clearing up any such confusion.

  12. In the case where one Company manufacturers a product on an OEM basis for a third party, the other Company may ask the manufacturing Company to change the color of the product for the OEM customer in order to avoid confusion of trade dress, should this occur for private label customers.

  13. Where one Company would like to pursue a joint venture or license agreement with the other Company, for example, in pursuing a new market, the Companies will agree to review such a proposal.

  14. Any dispute between the two Companies concerning topics in this protocol shall be discussed and settled, first between the Chief Executive Officers of the Companies in an amicable way. If a mutual agreement cannot be reached in this manner, the Companies will submit the matter to binding arbitration without recourse to civil litigation by having each Company designate one arbitrator at its discretion, and the two designees shall agree upon, and choose a third arbitrator, depending upon the circumstances. A majority vote of the three arbitrators will be binding and non-appealable.

Both parties agree to cooperate and provide relevant information requested by the arbitrators, but both Companies agree that no civil litigation shall ever be instituted between them concerning the matters within the scope of this protocol.


HAKO-WERKE GMBH & CO.                                             HAKO MINUTEMAN, INC.


By:                                                               By:
          -------------------------------                               ------------------------------------
          Tyll Necker                                                   Jerome E. Rau
          Its President                                                 Its President

Date:                                                             Date:
          -------------------------------                               -----------------------------------